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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2017___ AND ENDING___12/31/2017___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Slavic Investment Corporation**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1075 Broken Sound Parkway NW, STE 100

                                              (No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diganne Celestin

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

                           (Name – *if individual, state last, first, middle name*)

1675 N Military Trail, 5th FL	Boca Raton	FL	33486
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, John Slavic , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Slavic Investment Corporation , as
of December 31 , 20 17 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Slavic Investment Corporation

FINANCIAL STATEMENTS
(with supplementary information as required by Rule 17a-5 of the Securities and Exchange Commission)

As Of And For The Year Ended December 31, 2017
FINANCIAL STATEMENTS

TABLE OF CONTENTS



1675 N. Military Trail, Fifth Floor • Boca Raton, FL 33486
Main: 561.994.5050 ▪ Fax: 561.241.0071 • www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Slavic Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Slavic Investment Corporation ("Company") as of December 31, 2017, the related statements of income, stockholders' equity, and cash flows for the year ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Slavic Investment Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



Supplemental Information

The computation of net capital per uniform net capital rule 15c3-1 of the securities and exchange commission, statement pursuant to Rule 17a-5(d)(2) of the securities and exchange commission, statement pursuant to information relating to the possession and control requirements under Rule 15c3-3 of the securities and exchange commission, and computation for determination of reserve requirements under rule 15c3-3 of the securities and exchange (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Slavic Investment Corporation's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Mayer Hoffman McCann P.C.

February 28, 2018
Boca Raton, Florida

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$ 355,821
Restricted Cash - Reserved for the Exclusive Benefit of Customers	80,351
Receivable	13,776
Due From Affiliates	52,607
Prepaid Expenses	11,184
Security Deposit	3,000
TOTAL ASSETS	**$ 516,739**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable & Accrued Expenses	$ 5,065
Payable To Customers	55,795
Commission Payable	571
TOTAL LIABILITIES	**61,431**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common Stock, $.01 par value; 300,000 shares authorized; 297,000 shares issued and outstanding	2,970
Additional Paid-in capital	259,870
Retained Earnings	192,468
TOTAL STOCKHOLDERS' EQUITY	**455,308**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 516,739**

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME

For the Year Ended December 31, 2017

REVENUES	
Commissions	$ 51,168
Service Fee Income - Related Party	180,000
Other Income	344
TOTAL REVENUES	**231,512**
EXPENSES	
Insurance	4,296
License, Taxes & Registration	23,622
Office	1,529
Office Services - Related Party	105,732
Professional Fees	21,700
Rent – Related Party	26,536
Salary & Wages	27,028
TOTAL EXPENSES	**210,433**
INCOME BEFORE TAXES	**21,069**
Provision for Income Taxes	4,214
NET INCOME	$ **16,855**

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES – January 1, 2017	$ 2,970	$ 259,870	$ 175,613	$ 438,453
Net Income	--	--	16,855	16,855
BALANCES - December 31, 2017	$ 2,970	$ 259,870	$ 192,468	$ 455,308

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$ 16,855
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Concession Receivable	(13,776)
Due From Affiliates	(15,753)
Prepaid Expenses	(4,949)
Accounts Payable & Accrued Expenses	1,846
Payable To Customers	17,923
Commission Payable	6
Total Adjustments	(14,703)
NET CASH PROVIDED BY OPERATING ACTIVITES	2,152
CASH BEGINNING OF YEAR	434,020
CASH END OF YEAR	$ 436,172
SUMMARY OF CASH:	
Cash	$ 355,821
Restricted Cash - Reserved for the Exclusive Benefit of Customers	80,351
	$ 436,172

- 6 -

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - NATURE OF BUSINESS

Slavic Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated on July 7, 1988.

The Company's business consists primarily of executing mutual fund transactions and life insurance annuities on an application way method for retirement plans administered by a related party (Note 4). The Company acts as an agent on behalf of retirement plans and reimburses any 12b-1 fees and sub-TA fees received from the mutual fund companies back to the plan participants. The Company is also a fully disclosed introducing broker/dealer for certain customers that are not part of the retirement plan administration activities. The Company does not have referral or financial arrangements with other brokers or dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

REVENUE RECOGNITION AND RELATED EXPENSES
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur (mutual fund retailer and selling variable life insurance or annuity contracts). Included in commissions are 12b-1 fees received from mutual fund companies that do not relate to retirement plan administration activities.

Service Fee Income – Related Party is earned when the underlying services are performed. See Note 4.

We consider the nature of certain 12b-1 and sub-TA fees received from mutual fund companies in determining whether the consideration is payment for assets or services delivered to customers or is a reimbursement of fees collected on behalf of the plan participants administered by a related party. If the fees collected for assets or services delivered to the customers and the customers receive an identifiable benefit in exchange for the consideration, the consideration is characterized as commission revenue. If the 12b-1 and sub-TA fees received from the mutual fund companies represent a refund of fees passed through to the plan participants, no revenue is recorded by the Company. Total fees refunded to plan participants totaled $542,303 during the year ended December 31, 2017.

CONCESSIONS RECEIVABLE
Concessions receivable are commissions and 12b-1 fees paid directly to the Company by mutual fund companies. The Company had concessions receivable of $13,776 at December 31, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES
The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
The Company accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of December 31, 2017, the Company did not have any significant differences between the financial statements and tax basis of assets and liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties assessed, if any, are accrued as income tax expense. The Company believes it is no longer subject to income tax examinations by taxing authorities for years before 2014.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - REVENUE RECOGNITION
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when services are transferred to customers.

Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-08, Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing; and ASU 2016-12, Revenue from Contracts with Customer (Topic 606) - Narrow-Scope Improvement and Practical Expedients. The Company must adopt ASU 2016-08, ASU 2016-10, and ASU 2016-12 together with ASU 2014-09 (collectively, the "new revenue standards.")

The Company will adopt the new revenue standards using the modified-retrospective transition method. The Company does not expect the adoption of the new revenue standards to have a material impact on its financial statements.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 3 - CASH RESERVED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers. As of December 31, 2017, the Company had a requirement to segregate cash for the benefit of customers of $55,795. The Company had segregated cash of $80,351 for the benefit of customers, exceeding the 15c3-3 requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also utilize the investment advisor services of Slavic Mutual Funds Management Corp ("SMF").

The Company, through a service agreement, is compensated by SIA for the back-office processing of 12b-1 and Sub-TA fees paid by the mutual fund companies and credited back to the plan participants. For the year ended December 31, 2017, the Company received $180,000 from SIA for these services. As of December 31, 2017, amounts due from affiliates totaled $52,607 and are non-interest bearing and due on demand. The Company has an operating agreement with SIA for various overhead and administrative expenses, which totaled $105,732 in 2017.

The Company also leases office space from 1075 NW Broken Sound Parkway, LLC, a Florida Limited Liability Company, which is owned by certain stockholders of the Company. The lease began on June 1, 2015, and will expire on May 30, 2020, with two 5-year renewal options which the Company intends on exercising.

Total rent paid for the year ended December 31, 2017 amounted to $26,536. Future minimum rental payments under the terms of the lease as of December 31, 2017 are as follows:

2018	$ 25,575
2019	$ 26,350
January–May 2020	$ 11,302

NOTE 5 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2017, the Company's net capital was $388,517, compared with the required minimum net capital of $250,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had aggregate indebtedness of $2,846.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 6 - CLEARING ARRANGEMENTS

The Company acts as a broker of record for receipt and reimbursement of 12b-1 fees to the SIA 401(k) Plan platform, therefore, no clearing agreement or clearing deposit is required.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at several financial institutions in Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in each institution. At December 31, 2017, the Company's uninsured cash balance totaled approximately $18,000. The Company has not experienced any losses on such accounts.

The Company maintains accounts with its clearing brokers which have a total cash balance of $75,985. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 8 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan (the "Plan"). Participants may contribute 1% to 98% of their compensation subject to limitations. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2017, the Company contributed $211 to the Plan.

NOTE 9 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2017 consists of federal income taxes at an effective tax rate of 20%. The Company did not have any significant permanent or temporary differences between the financial reporting basis and tax basis of the corporation's assets and liabilities.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2017, the Company believes it has no material uncertain tax positions to be accounted for in the financial statements.

NOTE 10 - CONTINGENCIES

In the normal course of business activities, the Company is subject to regulatory examinations, claims, or other inquires. These matters could result in censures, fines or other sanctions. The Company believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 11 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, Subsequent Events, the Company has evaluated subsequent events through February 28, 2018, and had determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

TOTAL ASSETS	$ 516,739
TOTAL LIABILITIES	61,431
STOCKHOLDERS' EQUITY	455,308
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset	
Security deposit	3,000
Prepaid expenses	11,184
Due from affiliate	52,607
Total Non-Allowable Assets	66,791
NET CAPITAL	388,517
LESS HAIRCUTS	0
EXCESS FIDELITY BOND DEDUCTIBLE	0
NET CAPITAL	388,517
MINIMUM REQUIRED NET CAPITAL	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$ 138,517
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$61,431
Deduct adjustments on deposits in special reserve bank accounts(15c3-1(c)(1)(vii))	(58,585)
Total Aggregate Indebtedness	$ 2,846
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.73%

No reconciliation is required between the Company's Net Capital per above and Amended Net Capital as reported in the Company's Amended Part II of Form X-17A-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE II - STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company had no liability subordinated to claims of general creditors as of December 31, 2017. In addition, there were none in existence during the year ended December 31, 2017 and, accordingly, there are no changes to the report.

- 14 -

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE III - STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company reimburses 12b-1 fees to certain customers. The 12b-1 fees received are held in a reserve bank account for the exclusive benefit of these customers. During the year ended December 31, 2017, the Company did not hold any customer securities.

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE IV - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

CREDIT BALANCES	
Payable to customers - 12b-1 fee reimbursements	$ 55,795
DEBIT BALANCES	0
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 55,795
Computation permitted on a monthly basis, 105% of excess of total credits over total debits	$ 58,585
Amount held on deposit in reserve bank account for the exclusive benefit of customers	$ 80,351

No reconciliation is required between the Company's Reserve Requirements Computation per above and Amended Reserve Requirements Computation as reported in the Company's Amended Part II of Form X-17A-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm



1675 N. Military Trail, Fifth Floor ⋅ Boca Raton, FL 33486
Main: 561.994.5050 ⋅ Fax: 561.241.0071 ⋅ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Slavic Investment Corporation

We have examined Slavic Investment Corporation's statements, included in the accompanying compliance report, that (1) Slavic Investment Corporation's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) Slavic Investment Corporation's internal control over compliance was effective as of December 31, 2017; (3) Slavic Investment Corporation was in compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Slavic Investment Corporation was in compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) was derived from Slavic Investment Corporation's books and records. Slavic Investment Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Slavic Investment Corporation with reasonable assurance that non-compliance with 17 C.F.R. Section 240.15c3-1, 17 C.F.R. Section 240.15c3-3, 17 C.F.R. Section 240.17a-13, or any other rule that requires account statements to be sent to the customers of Slavic Investment Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Slavic Investment Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Slavic Investment Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; Slavic Investment Corporation complied with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Slavic Investment Corporation's books and records. Our examination includes testing and evaluating the design of operating effectiveness of internal control over compliance, testing and evaluating Slavic Investment Corporation's compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Slavic Investment Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, Slavic Investment Corporation's statements referred to above are fairly stated, in all material respects.

Mayer Hoffman McCann P.C.

February 28, 2018
Boca Raton, Florida





**SLAVIC INVESTMENT
CORPORATION**

SLAVIC INVESTMENT CORPORATION'S COMPLIANCE REPORT IN ACCORDANCE WITH SEC RULE 17a-5

Slavic Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) or Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017.

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

SLAVIC INVESTMENT CORPORATION

I, John Slavic, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: President

February 28, 2018